UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

963025705
(CUSIP Number)

Jeffrey M. Rose, 36 West 88th St. #2, NY, NY 10024, 212-986-1703
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 11, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 963025705	Page 2

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Steamboat Capital Partners, LLC 45-5206506
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
719,209
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
783,740
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
783,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%
14	TYPE OF REPORTING PERSON (See Instructions)
IA; OO

SCHEDULE 13D

CUSIP No. 963025705	Page 3

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Parsa Kiai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
719,209
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
783,740
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
783,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5%
14	TYPE OF REPORTING PERSON (See Instructions)
HC; IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On October 11, 2021, IA sent a letter to the Issuer on behalf of certain clients of IA of which an affiliate is general partner, explaining that the Issuer’s distribution of rights and notes when accrued preferred dividends had not been fully paid breached the provisions of the Issuer’s governing documents. IA believes that, as a result of such breach, unpaid dividends on the preferred stock accrued as of July 15, 2021 became immediately due and payable. In addition, the letter requests that such dividends be paid and that the proposal to amend the Issuer’s governing documents to deprive the Series B Cumulative Preferred Stock of its right to accrued dividends be withdrawn from consideration at the meeting of the Issuer’s stockholders scheduled to take place on November 3, 2021. The letter also notes that absent the Issuer’s prompt compliance, legal action will be commenced. A copy of this letter is attached hereto as Exhibit 99.2.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	IA (as the portfolio manager for its clients, including funds of which an affiliate is general partner) and Mr. Kiai (as the managing member of IA) may be deemed to be the beneficial owner of the number and percentage of Shares set forth on the cover page of this Schedule 13D on which they are respectively named. As the securities actually owned are 434,542 shares of Series D Cumulative Convertible Preferred Stock and 229,091 shares of Series B Convertible Preferred Stock, which is convertible into common stock, the percentages contained herein are computed in accordance with Rule 13d-3. The aggregate percentage of Shares reported owned by each person named herein is based upon 9,712,986 Shares outstanding as of August 3, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 5, 2021, plus Shares which would be acquired on the conversion of the preferred stock as provided by Rule 13d-3.

(b)	Each of the Reporting Persons have the power to vote or direct the vote and dispose of or direct the disposition of the number and percentage of Shares indicated on the cover page of this Schedule 13D on which they are respectively named.

(c)	Transactions by the Reporting Persons (on behalf of clients of IA, including funds of which an affiliate is general partner) in Shares of the Issuer within the past sixty days (as of 8:00 AM on October 14, 2021), are set forth on Schedule 5.

(d)	Clients of IA, including funds of which an affiliate is general partner, own the Shares which are the subject of this Schedule 13D and have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

99.2	Letter to the Issuer dated October 11, 2021

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2021

/s/ Parsa Kiai
Parsa Kiai

Steamboat Capital Partners, LLC

By: /s/ Parsa Kiai, Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule 5

Transactions in the Shares of the Issuer During the Last 60 Days

The following table set forth all transactions in the Shares effected in the past sixty days by the Reporting Persons on behalf of clients of IA. All such transactions were effected in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column Price Range ($), the price reported in that row’s column Price Per Share ($) is a weighted average price. These Shares were purchased in multiple transactions at prices between the price ranges indicated in the column Price Range ($). The transactions reported hereon are transactions in convertible preferred securities of the Issuer convertible into Shares and the price and number of shares reported below is the price and number of such securities actually purchased. Series D Cumulative Convertible Preferred Shares are convertible into Shares at a ratio of 1.4741 to 1 and Series B Convertible Preferred Shares are convertible into Shares at a ratio of .625 to 1. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price per Share ($)	Price Range ($)

Transactions in Series D Cumulative Convertible Preferred Shares
10/04/21	(4590)	16.334	16.00-16.60

Transactions In Series B Convertible Preferred Shares

9/27/2021	(530)	10.7285	10.70-10.75
10/4/2021	(194)	10.3901	10.39-10.41
10/4/2021	(2107)	10.4275	10.39-10.8475
10/6/2021	(201)	10.0011	10.00-10.22